BlackRock Intermediate Municipal Fund

FILE #811-04802

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
10/24/2008	PHOENIX ARIZ CIVIC IMPT CORP WASTE	133,400,000	1,000,000

Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Citi, Merrill Lynch & Co., Siebert Brandford Shank & Co., LLC, Ramirez & Co., Inc., Rice Financial Products Company, Stone & Youngberg LLC